

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2019

David Moss
Chief Financial Officer
Inmune Bio, Inc.
1200 Prospect Street, Suite 525
La Jolla, CA 92037

> **Re: Inmune Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2019**
> **File No. 333-232706**

Dear Mr. Moss:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David B. Manno - Sichenzia Ross Ference LLP